UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

(Amendment No. 2)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Banco Español de Crédito, S.A.

(Name of Subject Company)

Spanish Credit Bank

(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Spain

(Jurisdiction of Subject Company’s Incorporation or Organization)

Banco Santander, S.A.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

ES0113440038 (ISIN Number)

(CUSIP Number of Class of Securities (if applicable))

Banco Santander, S.A.

New York Branch

45 E. 53rd St.

New York, New York 10022

Attn. James H. Bathon, Legal Counsel

(212) 350-3500

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Nicholas A. Kronfeld

Davis Polk &Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4950

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Not applicable.

Item 2.	Informational Legends

A legend required under Rule 802(b) under the Securities Act of 1933, as amended, is included in Exhibits 1, 2, 3, 4 and 5.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See Exhibits 1, 2, 3, 4 and 5 of the Exhibit Index.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was previously filed with the Securities and Exchange Commission (the “Commission”) concurrently with the initial filing of the Form CB on December 18, 2012.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ José Manuel de Araluce
(Signature)

José Manuel de Araluce
Global Head of Compliance,
Banco Santander, S.A.
(Name and Title)

May 1, 2013
(Date)

Exhibit Index

Exhibit	Description

1.	English translation of the press release, dated December 17, 2012, concerning the merger of Banco Español de Crédito, S.A. into Banco Santander, S.A.*

2.	English translation of electronic slides of the presentation, dated December 17, 2012, concerning the merger of Banco Español de Crédito, S.A. into Banco Santander, S.A.*

3.	Material Fact, dated January 9, 2013, announcing the approval of the merger by the respective board of directors of Banco Santander, S.A. and Banco Español de Crédito, S.A.*

4.	Material Fact, dated April 29, 2013, regarding announcement of the exchange of shares of Banco Español de Crédito, S.A. for shares of Banco Santander, S.A. as a result of the merger between both companies.**

5.	Material Fact, dated April 30, 2013, announcing resolution by the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) regarding informative prospectus in relation to the merger by absorption of Banco Español de Crédito, S.A. (“Banesto”) by Banco Santander, S.A.**

*	previously filed with the Commission
**	filed herewith